(FPA PARAMOUNT FUND, INC. LETTERHEAD)
11400 West Olympic Boulevard, Suite 1200, Los Angeles, CA 90064
Writer’s Direct Dial Number

(310) 996-5436

VIA EDGAR

October 17, 2008

Securities and Exchange Commission

ATTN: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: FPA Paramount Fund, Inc. (“Fund”)

1933 Act File No. 2-14660

1940 Act File No. 811-852

Comments Received September 26, 2008

Dear Commissioners:

This letter is in response to the comments provided to us by Kevin Rupert, an Examiner for the Securities and Exchange Commission on September 26, 2008.

1.                                      The formatting in the Statement of Assets and Liabilities included on Form N-CSR for the annual report dated September 30, 2007, was not correctly formatted, in that the amounts for Capital Stock Sold and Dividends and Accrued Interest were in the wrong column. It was acknowledged that the annual report mailed to the shareholders and the printable version of the annual report on the FPA Funds’ website were both correctly formatted. Procedures have been established to ensure that the EDGAR version of the report and the printed report are the same, and to verify that the filed Form N-CSR on the SEC website is correct.

First Pacific Advisors, LLC, the investment adviser to the FPA Funds, FPA Capital Fund, Inc., FPA Funds Trust’s FPA Crescent Fund, FPA New Income, Inc., FPA Paramount Fund, Inc., FPA Perennial Fund, Inc. and Source Capital, Inc., all of which are registered investment companies, acknowledges that the above-referenced procedure will be established for all filings by the FPA Funds. The Fund represents that it will not use the Securities and Exchange Commission’s comment process as a defense against any securities related litigation against the Fund.

Respectfully submitted,

/s/ Sherry Sasaki

Sherry Sasaki

Secretary